Exhibit 99.1

OneSmart Announces Appointment of New Independent Director

SHANGHAI, January 30, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading diversified premium K-12 education company in China, today announced the appointment of Dr. Yan Gong as an independent director, effective from February 1, 2019. Dr. Gong will serve as a member of the Audit, Nominating and Corporate Governance, and Compensation Committees of the Board of Directors (“the Board”).

Dr. Gong is a professor of entrepreneurial management practice at China Europe International Business School (“CEIBS”) and a Programme Director of CEIBS Entrepreneurial Leadership Camp/CEIBS Venture Capital Camp. Dr. Gong specializes in lean startup methodology and has focused his research on strategic transformation, lean startup and business model innovation. Prior to joining CEIBS, Dr. Gong was an assistant professor at the Paul Merage School of Business, University of California, Irvine. He currently serves as an independent director at Giant Network Group Co. Ltd. (Shenzhen Stock Exchange:  002558) and Jack Sewing Machine Co. Ltd. (Shanghai Stock Exchange: 603337). Dr. Gong received his bachelor’s degree from Hunan University, China, an MBA degree from Zhejiang University, China, and a Ph.D. in management from the University of Wisconsin-Madison.

“I’d like to warmly welcome Dr. Gong to the Board,” commented Mr. Steve Xi Zhang, Chairman and Chief Executive Officer of OneSmart. “Dr. Gong’s extensive experience and managerial expertise in strategic planning, financial analysis and management, and corporate governance will greatly benefit OneSmart as we continue to leverage our premium education brands to expand into more market segments and new geographic locations in China.”

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading diversified premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (exam preparation, overseas study consultation, and study camps services), HappyMath (kids mathematics training services), and FasTrack English (kids English training services). The Company also strategically incubated and invested in online education service providers including Yimi Online Tutoring (online premium K-12 tutoring services), UUABC (online kids English training services), and BestMath (online kids mathematics training services). As of August 31, 2018, OneSmart operated a nationwide network of 315 study centers across 43 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com